Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

     We consent to the incorporation by reference in this Joint Registration Statement pertaining to the La Quinta Corporation 2005 Incentive Compensation Plan and certain deferred compensation obligations for La Quinta Corporation and La Quinta Properties, Inc. and subsidiaries (the “Companies”) of our reports dated March 14, 2005, with respect to the consolidated financial statements of the Companies included in its Annual Report (Form 10-K) for the year ended December 31, 2004, the Companies’ management’s assessment of the effectiveness of internal control over financial reporting, the effectiveness of internal control over financial reporting of the Companies, and the related financial statement schedules included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP
Dallas, Texas
May 20, 2005